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                                                                    EXHIBIT 99.4

                             ORIGEN FINANCIAL, INC.
                           EXECUTIVE COMMITTEE CHARTER

                                  JANUARY 2004

PURPOSE

         The Executive Committee is appointed by the Board to exercise certain enumerated powers and duties of the Board between Board meetings and while the Board is not in session, and implement the policy decisions of the Board.

COMMITTEE MEMBERSHIP

         The Executive Committee shall consist of no fewer than three members and two alternate members, as determined annually by the Board. The members of the Executive Committee shall be appointed annually by the Board on the recommendation of the Nominating and Governance Committee. Executive Committee members may be replaced by the Board at any time. The Board shall designate the Chairman of the Executive Committee.

MEETINGS

         The Executive Committee shall meet as often as it determines to be necessary or appropriate. The Chairman shall preside at each meeting and, in the absence of the Chairman, one of the other members of the Executive Committee shall be designated as the acting chair of the meeting. The Chairman (or acting chair) may direct appropriate members of management and staff to prepare draft agendas and related background information for each Executive Committee meeting. The draft agenda shall be reviewed and approved by the Executive Committee Chairman (or acting chair) in advance of distribution to the other Executive Committee members. Any background materials, together with the agenda, should be distributed to the Executive Committee members in advance of the meeting. All meetings of the Executive Committee shall be held pursuant to the By-laws of the Company governing notice of meetings of the Board, and written minutes of each meeting, in the form approved by the Executive Committee, shall be duly filed in the Company records. At the request of the Board or as the Chairman determines necessary, reports of meetings of the Executive Committee shall be made to the Board on a quarterly basis at the Board's next regularly scheduled meeting following the Executive Committee meeting.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

         The basic responsibility of the members of the Executive Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its stockholders. In discharging that obligation, members should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors, to the fullest extent permitted by law.


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         The Executive Committee shall have the authority to: (i) acquire, dispose and arrange for financing of loans and loan portfolios; (ii) arrange for the securitization of loans and loan portfolios; and (iii) all powers necessary to carry out the specific powers enumerated in (i) and (ii) above.

     The Executive Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Executive Committee shall annually review its own performance.